Exhibit 99.1

 Corporate Presentation  October 2023  IperionX Limited  NASDAQ & ASX: IPX  ABN 84 618 935 372

 Disclaimers  2  Forward Looking Statements  Information included in this release constitutes forward-looking statements. Often, but not always, forward looking statements can generally be identified by the use of forward looking words such as “may”, “will”, “expect”, “intend”, “plan”, “estimate”, “anticipate”, “continue”, and “guidance”, or other similar words and may include, without limitation, statements regarding plans, strategies and objectives of management, anticipated production or construction commencement dates and expected costs or production outputs.  Forward looking statements inherently involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance, and achievements to differ materially from any future results, performance or achievements. Relevant factors may include, but are not limited to, changes in commodity prices, foreign exchange fluctuations and general economic conditions, increased costs and demand for production inputs, the speculative nature of exploration and project development, including the risks of obtaining necessary licenses and permits and diminishing quantities or grades of reserves, political and social risks, changes to the regulatory framework within which the company operates or may in the future operate, environmental conditions including extreme weather conditions, recruitment and retention of personnel, industrial relations issues and litigation.  Forward looking statements are based on the Company and its management’s good faith assumptions relating to the financial, market, regulatory and other relevant environments that will exist and affect the Company’s business and operations in the future. The Company does not give any assurance that the assumptions on which forward looking statements are based will prove to be correct, or that the Company’s business or operations will not be affected in any material manner by these or other factors not foreseen or foreseeable by the Company or management or beyond the Company’s control.  Although the Company attempts and has attempted to identify factors that would cause actual actions, events or results to differ materially from those disclosed in forward looking statements, there may be other factors that could cause actual results, performance, achievements or events not to be as anticipated, estimated or intended, and many events are beyond the reasonable control of the Company. Accordingly, readers are cautioned not to place undue reliance on forward looking statements. Forward looking statements in these materials speak only at the date of issue. Subject to any continuing obligations under applicable law or any relevant stock exchange listing rules, in providing this information the company does not undertake any obligation to publicly update or revise any of the forward looking statements or to advise of any change in events, conditions or circumstances on which any such statement is based.  Cautionary Statements and Important Information  This presentation has been prepared by the Company as a summary only and does not contain all information about assets and liabilities, financial position and performance, profits and losses, prospects, and the rights and liabilities attaching to securities. Any investment in the Company should be considered speculative and there is no guarantee that they will make a return on capital invested, that dividends would be paid, or that there will be an increase in the value of the investment in the future.  The Company does not purport to give financial or investment advice. No account has been taken of the objectives, financial situation or needs of any recipient of this presentation. Recipients of this presentation should carefully consider whether the securities issued by the Company are an appropriate investment for them in light of their personal circumstances, including their financial and taxation position.  Competent Persons Statements  The information in this document that relates to Exploration Results, Mineral Resources, Production Targets, Process Design, Mine Design, Cost Estimates, and Financial Analysis is extracted from IperionX’s ASX Announcement dated June 30, 2022 (“Original ASX Announcement”) which is available to view at IperionX’s website at www.IperionX.com.  The Company confirms that a) it is not aware of any new information or data that materially affects the information included in the Original ASX Announcement; b) all material assumptions and technical parameters underpinning the Production Target, and related forecast financial information derived from the Production Target included in the Original ASX Announcement continue to apply and have not materially changed; and c) the form and context in which the relevant Competent Persons’ findings are presented in this report have not been materially changed from the Original ASX Announcement.  IPERIONX LIMITED ABN 84 618 935 372

 What do we do?  We produce high-performance, sustainable, low-cost titanium metal products in the U.S. using proprietary technologies  Panerai Submersible S BRABUS eTitanio  Made with IperionX 100% recycled titanium using Direct Metal Laser Sintering (DMLS3)

 4  What is our plan?  Build low-cost, sustainable metal production today, and integrate with minerals production tomorrow, entirely within the U.S.  Scale metal production capacity via revolutionary patented titanium metal technologies using titanium scrap as a raw material  100% recycled titanium products - fully circular, a world first  Zero scope 1 & 2 greenhouse gas emissions  Significant reductions to the cost of titanium  Backward integrate our titanium metal production with titanium minerals from our Titan Project in the medium term  One of the largest JORC & SK-1300 titanium mineral resources in U.S.  Fully permitted for Phase 1 development and operations  Highly valuable co-products of rare earth minerals and zircon  2  1

 5  Why do we focus on titanium?  Titanium has superior material properties that are prized across industries from defense to consumer electronics  High strength-to-weight ratio  (Titanium alloys can have a far higher strength-to- weight ratio than aluminum & magnesium alloys)  45% lighter than steel  (Titanium alloys can be 3-5x stronger than stainless steel)  Superior corrosion resistance  (Durable, long-life products that don't need paint)  Lockheed Martin F-35 Lightning II  ~20% titanium by weight  Consumer Electronics  Titanium used in frames and enclosures

 Why do we focus on titanium?  The current global titanium supply chain has become +70% reliant on China & Russia  6  Source: U.S. Geological Survey. Locations shown are approximate.  PRIMARY TITANIUM (TITANIUM SPONGE) PRODUCTION CAPACITY  Metric tons per annum  10,000  5,000

Why do we focus on titanium?

The current titanium supply chain is complex, expensive, and generates large volumes of scrap



The Current Titanium Supply Chain – Mineral to Final Part
Titanium Mineral ~$2/kg
Chlorination
$TiCl_4$
Corrosive
Cl
Toxic
Reduction & Distillation (Kroll)
Sponge ~$10/kg
VAR/EBM
Ingot ~$25/kg
Breakdown Forging
Hot Rolling
Billets
Bar Rolling
Annealing
Machining
Bar ~$80-100/kg
Slicing
CNC Machining
Titanium Watch Case
Upwards of 10:1 to 20:1 Scrap-to-Product ("Buy-to-Fly") ratios

7

 8  Why do we focus on titanium?  The current titanium supply is unsustainable, with high carbon emissions and cannot achieve full circularity  40  30  20  10  0  Carbon emission estimates of stainless steel, aluminum, and  titanium ingot (via Kroll)  50  Stainless Steel Ingot  (20% Recycled)  Aluminum Ingot  (0% Recycled)  Kroll Ti Ingot  (0% Recycled)  Estimated Life Cycle CO2e Emissions  (kg CO2e / kg metal)  Source for Stainless Steel Ingot figures: International Stainless Steel Forum Source for Aluminum Ingot figures: International Journal of Life Cycle Assessment Source for Titanium Ingot figures: EcoInvent Database 3.8  Current supply chain is non-circular and high waste

Why do we focus on titanium?

Low-cost, sustainable titanium has a large-scale opportunity to disrupt lightweight structural materials markets


~$4bn*
~$165bn*
~$200bn*
Titanium Market[1]
Aluminum Market[2]
Stainless Steel Market[3]

* Estimated Global Market Summary in USD. TAM market sizes are built up using 2022 material pricing
1. Sources: Roskill, Argus Metals. 2019 titanium melt products production of ~283kt at Q4-2022 Rotterdam Ti64 pricing of ~$16/kg. Note: Titanium market size uses 2019 volumes as base year, due to the Ukraine-Russia conflict.
2. Sources: Jefferies Equity Research, LME. Harbor Aluminum. 2021 global aluminum demand of ~67Mt at Q4-2022 pricing of ~$2.4/kg.
3. Sources: International Stainless Steel Forum, MEPS, 2021 global stainless steel melt shop production of ~56Mt at Q4-2022 304 Coil pricing of ~$3.6/kg.

9

 What is our solution?  Our award-winning titanium metal production can convert titanium minerals or scrap into high-performance titanium metal products  10

 *IperionX holds exclusive rights over the HAMR and HSPT technologies.  11  What is our solution?  Our technologies provide a low-cost, sustainable solution to the refining and forging of titanium metal  Titanium Refining Technologies Titanium 'Forging' Technologies  High-performance titanium powders  Hydrogen Assisted Metallothermic Reduction (HAMR)*  Titanium deoxygenation technology; far more efficient than industry standard Kroll process  A direct replacement to the high-cost Kroll and Ingot manufacturing process  Titanium minerals or scrap can be manufactured directly into titanium metal powders and products  'Forged' near-net shape titanium products  Hydrogen Sintering & Phase Transformation (HSPT)*  Technology refines the microstructure of titanium to give it wrought-quality (forged) properties  Solves the current high-cost and complex titanium manufacturing process  Significant cost savings by reducing total part weight for subtractive manufacturing OEMs

 What is our solution?  Our technologies1 disrupt the titanium supply chain to deliver a low-cost, sustainable solution, with no sacrifice on performance  Spherical Powder  Titanium Products  Titanium Scrap (or Titanium Minerals)  Titanium Refining Technologies  Additive Manufacturing  1. IperionX has exclusive rights over a suite of titanium metal technologies. Refer to ASX announcement dated December 8 2022 for further details.  12  Angular Powder  Titanium Forging Technologies  Near Net Shape or Mill Products  Subtractive Manufacturing  2:1 to 7:1  Buy-to-Fly

What is our solution?

Our technologies deliver high-performance products to our customers, providing significant cost and waste reductions

IperionX near-net shape titanium products – for higher CNC productivity, lower cost, and improved sustainability

Traditional Puck



Traditional Bar Feedstock

Weight: >300g
Buy-to-fly: >13:1

IPX Donut Puck



Powder Metallurgy Bar Feedstock

Weight: <250g
Buy-to-Fly: >11:1

IPX "Forged" Ovoid Puck



IPX Proprietary Near-Net Shape Feedstock

Weight: <150g
Buy-to-Fly: <7:1

IPX 3D Printed Blank



Additively Manufactured Product

Weight: ~50g
Buy-to-fly: <3:1

Final CNC Machined Watch Case



Final Part

Weight: <30g

* IperionX has exclusive rights over HAMR, HSPT, and range of other award-winning titanium technologies.

13

 7.1  16.5  47.1  124.9  7.8  0  20  40  60  80  100  120  140  Stainless Steel Ingot  (20% Recycled)  Aluminum Ingot  (0% Recycled)  Kroll Ti Ingot  (0% Recycled)  Ti Powder by Plasma Atomization (80% Recycled)  HAMR-GSD  Ti Powder (100% Recycled)  Estimated Life Cycle CO2e Emissions  (kg CO2e / kg metal)  Atomization process to produce metal powders not included in ingot carbon values. This will be the scope of IperionX's upcoming comparative LCA.  14  What is our solution?  We can provide a sustainable, fully circular U.S. titanium supply chain with zero scope 1 & 2 carbon emissions  See ASX Announcement dated April 26 2023 for details  Atomization process to produce metal powders not included in ingot carbon values. This will be the scope of IperionX's upcoming comparative LCA. Source for Stainless Steel ingot emissions, assuming 20% recycled content: https://www.worldstainless.org/files/issf/non-image-  files/PDF/ISSF_Stainless_Steel_and_CO2.pdf  Source for Aluminum ingot emissions: https://link.springer.com/article/10.1007/s11367-015-1003-7  Source for Kroll ingot emissions: Gao, F., Nie, Z., Yang, D., Sun, B., Liu, Y., Gong, X., & Wang, Z. (2018). Environmental impacts analysis of titanium sponge production using Kroll process in China. Journal of Cleaner Production, 174, 771-779. doi: https://doi.org/10.1016/j.jclepro.2017.09.240. and https://ecoinvent.org/the-ecoinvent- database/data-releases/ecoinvent-3-8/  See ASX Announcement dated June 15 2023 for details  First UL Validated 100% Recycled Titanium Metal Powders

 Industrial Pilot Facility  Titanium production + R&D facilities  Salt Lake City, UT  Commercial Titanium Production Titanium production + advanced manufacturing  1,125tpa by Q4-20251  Halifax County, VA  Titan Critical Minerals Project  Fully permitted, largest known JORC/SK-1300 titanium and rare earth mineral resource in America  Camden, TN  1. See ASX Announcement dated April 27 2023 for details  15  What are we doing today?  We produce high-performance titanium at our industrial pilot facility in Utah, and plan to scale production in Virginia

 1. See ASX Announcement dated April 27 2023 for details. Based on key operating assumptions as outlined in announcement.  16  Where are we going tomorrow?  By scaling production at our Virginia facility, we begin to re-shore a fully integrated U.S. titanium supply chain  0  200  400  600  800  1,000  1,200  0  20  40  60  80  100  120  Year 1  Annual EBITDA (LHS)  Annual Titanium Production  (metric tonnes)  Annual EBITDA  (US$ million)  Year 2 Year 3  Annual Titanium Production (RHS)  Virginia Titanium Production Facility  Techno-Economic Assessment Outcomes (April 2023)1

Who are our partners?

Our plans have already led to strong collaborations across industries, and we expect this to only grow as we scale

Current Industries[1]

U.S. Defense	Additive Manufacturing	Luxury Goods	Bikes & Micromobility	Automotive
				

Target Industries

Green Hydrogen	Consumer Electronics	Industrial Applications
		

RICHEMONT

CANYON

LOCKHEED MARTIN

Ford

SLM SOLUTIONS

CARVER PUMP™

GKN AEROSPACE

1. Richemont: See ASX announcements dated August 20, 2022 and November 17, 2022 for details; AFRL: See ASX announcement dated January 18, 2023 for details; Carver Pump and NAVSEA (US Navy):See ASX announcement dated February 6, 2023 for details; U.S. Navy's Naval Air Systems Command: See ASX announcement dated February 3, 2022 for details; SLM: See ASX announcement dated March 14, 2023 for details; Canyon: See ASX announcement dated March 29, 2023 for details; Ford: See ASX Announcement dated June 13 2023 for details; Lockheed Martin: See ASX Announcement dated July 18 2023 for details; GKN Aerospace: See ASX announcement dated October 2

17

 Supporting Information

 19    Secure strategic partners for our titanium metal products    Test powders and/or prototype parts with prospective customers    Secured customer & government validation    Secure additional customers across core industry sectors    Progress Titan Project to be construction ready    Definition of largest known titanium mineral resource in U.S.1    Scoping study defining highly economic, low-cost operation    Feasibility Study level metallurgical report completion    State Mine & NPDES permit    Feasibility Study, Critical Minerals sales contracts and FID    Scale up production of titanium powder and products    Scale up of titanium pilot plant production    Secured Virginia site for Titanium Demonstration Facility (“TDF”)    Announce TDF+ (expansion to 1,000+tpa) CAPEX & OPEX    Large scale furnace hot test & powder production run    Complete final engineering for TDF    Commence equipment installation at TDF  1. JORC and SK-1300 code compliant  Common Shares / ADR’s (1:10) Outstanding  194.7 million / 19.5 million  Last 10 Days – Avg. Daily Volume (ASX / NASDAQ)  A$383k / US$502k  Market Capitalization (2-Oct-2023)  ~US$186 million  Cash (30-June-2023)  ~US$12 million  Fidelity Management & Research (FMR)  ~10%  Fidelity International (FIL)  ~9%  B Riley Financial  ~5%  Insider Ownership  ~30%  High value, near-term catalysts  Corporate Overview (NASDAQ / ASX Ticker Symbol: IPX)  $15.00  $12.50  $10.00  $7.50  $5.00  $2.50  $0.00  ADR Price  (US$)

Senior leadership team



Anastasios "Taso" Arima
Co-founder, MD & CEO
Successful founder of multiple billion-dollar companies, including most recently Piedmont Lithium (Nasdaq: PLL)



Todd Hannigan
Executive Chairman
25+ years of global experience in natural resources as company founder, CEO, private capital investor, and non-executive director



Toby Symonds
President, Chief Strategy Officer
30+ years in capital markets, founder of two asset management firms



Scott Sparks
Chief Operating Officer
30+ years in engineering, construction and management



Jeanne McMullin
Chief Legal Officer
25+ years in corporate law, previously CLO of start-up tech PE firm



Marcela Castro
Chief Accounting Officer
25+ years of financial leadership experience across multiple industries



Dominic Allen
Chief Commercial Officer
15+ years commercial experience across the metals and minerals sector

Independent Board Members



Lorraine Martin
Audit Committee Member
ESG Committee Member

35+yrs senior aerospace exec. at Lockheed Martin, CEO National Safety Council, Board Member; Kennametal



Beverly Wyse
Audit Committee Member
Rem. Committee Member
ESG Committee Member

30+yrs senior aerospace exec. at Boeing, Board Member; Heroux-Devtek



Melissa Waller
ESG Committee Chair
Rem. Committee Member

30+yrs senior finance exec. President of the AIF Institute



Vaughn Taylor
Audit Committee Chair
Rem. Committee Chair

20+yrs senior investment executive, Ex CIO of AMB Capital Partners, Board member global organizations

20

We are an industrial technology company that can disrupt the metals sector, with our sights on stainless steel & aluminum

Metal & Global Market Size[1]		Consumer Metal Products	Automotive & Transportation	Construction Materials	Machinery, Equipment, & Electronics	Other
~$200bn	**Stainless Steel Market[2]** 2021 global stainless steel melt shop production: 56Mtpa	**~$76bn** 21.1Mtpa	**~$27bn** 7.7Mtpa	**~$25bn** 6.9Mtpa	**~$16bn** 4.4Mtpa	**~$58bn** 16.2Mtpa
~$165bn	**Aluminum Market[3]** 2021 global aluminum demand: 67Mtpa	**~$38bn** 15.4Mtpa	**~$41bn** 15.4Mtpa	**~$41bn** 16.8Mtpa	**~$38bn** 15.4Mtpa	**~$10bn** 4Mtpa

* Estimated Global Market Summary in USD. TAM market sizes are built up using 2022 material pricing, which differs from spot prices shown. Numbers may not sum due to rounding.
1. Sources: Roskill, Argus Metals. 2019 titanium melt products production of ~283kt at Q4-2022 Rotterdam Ti64 pricing of ~$16/kg. Note: Titanium market size uses 2019 volumes as base year, due to the sustained impact on aerospace demand (as the primary driver of the titanium metal market) since COVID-19 and the Ukraine-Russia conflict.
2. Sources: Jefferies Equity Research, LME. Harbor Aluminum. 2021 global aluminum demand of ~67Mt at Q4-2022 pricing of ~$2.4/kg.
3. Sources:, International Stainless Steel Forum, MEPS, 2021 global stainless steel melt shop production of ~56Mt at Q4-2022 304 Coil pricing of ~$3.6/kg.

21

 We are leveraged to the growth of the Additive Manufacturing industry – we are the titanium 'ink' for 3D printers  22  Source: SmarTech Analysis.  $0.0  $2.0  $4.0  $6.0  $8.0  $10.0  $12.0  2023E  2024E  2025E  2026E  2027E  2028E  2029E  2030E  2031E  2032E  Market Size  (US$ Bn)  Forecasted Global Metal AM Market by Region  North America Europe Asia Pacific China Rest of World  $0.0  $2.0  $4.0  $6.0  $8.0  $10.0  Forecasted Global Metal AM Market by Metal  $12.0  2023E  2032E  Market Size  (US$ Bn)  Others  Aluminum Nickels Steels Titanium

 Alloy  Composition  Current Applications  YS (MPa)  UTS (MPa)  Elongation (%)  E Modulus (GPa)  Aluminum 6061  99% Al - <1% Fe - <1% Si  Broad / Bike Frames  276  310  12 -17  69  Stainless Steel 316L  65% Fe – 17% Cr – 12% Ni - 2.5% Mo –  2% Mn – 1% Si  Broad / Springs  205  515  60  193  IperionX Ti 6-4  6% Al - 4% V  Aerospace & Medical  1,100  1,160  15  114  Ti-3-2.5  3% Al – 2.5% V  Bicycle Tubes  483  620  12  95 - 103  Ti-5-5-5-3  5% Al - 5% V - 5% Mo - 3% Cr - 0.4% Fe  Aircraft Landing Gear  1,288  1,364  6  112  Ti 10-2-3  10% V - 2% Fe - 3% Al  Aircraft Landing Gear  1,198  1,274  7  110  Ti-Beta-C  3% Al - 8% V - 6% Cr - 4% Mo - 4% Zr  Springs  1,120  1,240  8  99 -124  Ti-1-8-5  1% Al - 8% V - 5% Fe  Armor Plate  1,233  1,263  15  114  23  We can offer unique titanium alloys that were not commercially available for customers

We take titanium scrap from the supply chain and recycle it into high-performance titanium metal powders and products

- Significant quantities of titanium scrap is lost, or unusable, in the current U.S. supply chain
- IperionX technologies[1] can sustainably recycle this scrap to produce high-performance titanium products

Titanium supply chain – scrap generation



Manufacturing Scrap
End-of-Life Scrap
Subtractive Manufacturing
Sponge Feedstock
Melting Shops / Ingot Production
Ingots
Milling and Extrusion / Billet Production
Billets and Near-Net-Shape products
Titanium Products
Additive Manufacturing
Machining Scrap
Machining Scrap
Powder scrap, failed builds
End-of-Life Scrap

U.S. titanium scrap supply chain



Scrap 50,000t
Sponge 35,200t
Ingot-Billet-Mill Product
Titanium Scrap 61,500t
Titanium Parts / Components 13,320t
Recycled 24,000t
Export 11,900t
FeTi 2,100t
Lost 10,460t

Source: U.S. Geological Survey, 2018 data shown.
1. IperionX has exclusive rights over a suite of titanium metal technologies. Refer to ASX announcement dated December 8 2022 for further details.

24

N
Paris
USA
Titan project
Tennessee
79
641
Camden
70
70
New
Johnsonville
Huntingdon
641
40
Titan project
Resource outline
Chemours New Johnsonville Pigment Plant
Class I rail
Highways
Silica sand mine
McNairy Sands
20 km

IPERIONX

The Titan Project is a future multi-decade source of U.S. titanium, with significant rare earth product

- Geological formation targeted is the McNairy Sand, a massive formation extending North-South through West Tennessee
- Projected 25-year initial operational life covers only a small portion of existing landholdings
- Potential for additional resource discovery and conversion within land controlled by IperionX
- Significant potential for additional land acquisition could add to resource base
- 2022 Scoping Study showed potential operation generating US$117 million of average annual EBITDA, with a US$692 million NPV and 40% IRR[1]

JORC Mineral Resource[2]					Total Critical Mineral Assemblage			
Titan Project	Cut-off	Tonnes	TCM %	TCM	Zircon	Rutile	Ilmenite	REE
	(TCM %)	*(Mt)*	*(%)*	*(Mt)*	*(%)*	*(%)*	*(%)*	*(%)*
Indicated	0.4	241	2.2	5.3	11.3	9.3	39.7	2.1
Inferred	0.4	190	2.2	4.2	11.7	9.7	41.2	2.2
Total Mineral Resource	**0.4**	**431**	**2.2**	**9.5**	**11.5**	**9.5**	**40.3**	**2.1**
Including High Grade Core	***2.0***	***195***	***3.7***	***7.1***	***12.1***	***9.9***	***42***	***2.3***

1. Based on June 2022 Scoping Study. June 2022 Scoping Study projections are based on Q1-2022 price projections and cost estimates in U.S. Dollars. Evaluation was carried out on a 100% equity basis using an 8% discount rate. For further information, see Scoping Study press release dated June 30, 2022
2. See ASX announcement dated October 6 2021 for details

25

Simple, proven extraction and processing to produce multiple high-value product streams including rare earths



90%+ of the sand extracted is returned to void for reclamation
McNairy Sand Ore
Sustainable Mineral Extraction
Wet Concentration Plant
Rare Earth Rich Mineral Concentrate
Rare Earth Flotation Plant
Rare Earth Concentrate (Monazite / Xenotime)
Energy Fuels (NYSE: UUUU) Partnership[1]
Separated Rare Earth Oxides
~4,650tpa[2] of concentrate, incl. ~580tpa of Nd+Pr and ~65tpa of Dy+Tb oxides
Ti & Zr rich Mineral Concentrate
Dry Separation Plant
Rutile 93%+ TiO_2
~16,700tpa[2]
Ilmenite 60%+ TiO_2
~95,500tpa[2]
Synthetic Rutile Process
Synthetic Rutile 85-90%+ TiO_2
Premium Zircon 66%+ ZrO_2+HfO_2
~22,400tpa[2]
Zircon Con. 33%+ ZrO_2+HfO_2
~16,100tpa[2]

Low-Impact, Sustainable Processing

- No drilling, no blasting and no harmful chemicals
- Gravity concentration of valuable critical minerals from in-situ sand
- Rare earth recovery via flotation process, titanium & zircon via dry separation plant (electromagnetic/static)

1. See ASX announcements dated April 22nd, 2021, and update announcement dated March 8th, 2022 for details
2. LOM annual average production based on the results of 2022 Scoping Study. See ASX Announcement dated June 30, 2022 for detail

26

HAMR – the breakthrough science behind the revolutionary process  Most common metals can be reduced to metal from oxides by carbon (or hydrogen) - this is not the case for Titanium Dioxide (“TiO2”) because of the stability of the Ti-O bonds  In 1940, William Kroll invented a process to overcome this challenge and it relies on chlorination of TiO2 in a carbothermal reaction to create TiCl4, which is then reduced by molten magnesium in a vacuum and distilled to produce Titanium sponge (primary metal)  This sponge is then vacuum melted multiple times to create a titanium ingot which can then be hot worked into mill products  Dr Zak Fang discovered in 2016 that TiO2 can be reduced by solid magnesium under a hydrogen atmosphere because Hydrogen destabilizes the Ti-O bonds – Hydrogen Assisted Metallothermic Reduction (“HAMR”)  This principle also applies to deoxygenation of recycled titanium scrap as the most difficult impurity to “clean” is the pickup of oxygen on the surfaces – especially prevalent with machining scrap  HAMR revolutionizes the ability to manufacture titanium metal from mineral or scrap that was previously not thought possible  Hydrogen’s effect on the Ti-O bonds  Ti-O bonds at various weight percent (solid lines) vs. Ti-O-H bonds destabilized at various weight percent (dashed lines) @ 700 Co  -255  -250  -245  -240  -235  -230  -225  -220  0.0  0.1  0.4  0.5  0.2 0.3  molar ratio of H /Ti  Oxygen potential, kcal/mole O2  Ti-2.0wt% O-H Ti-1.0wt% O-H Ti-0.5wt% O-H  Ti-0.166wt% O-H  Ti-2.0wt% O  Ti-0.166wt% O  MgO  Ti-1.0wt% O Ti-0.5wt% O  * IperionX holds an exclusive option to acquire the HAMR technology and other associated technologies  Dr Fang’s history: https://powder.metallurgy.utah.edu/research/hamr.php  Original HAMR discovery article “A novel chemical pathway for energy efficient production of Ti metal from upgraded titanium slag”: https://www.sciencedirect.com/science/article/abs/pii/S1385894715015016  27

 300  200  100  600  500  400  700  800  900  1000  1100  1200  1,000  10,000  100,000  Number of Cycles to Failure  1,000,000  10,000,000  Maximum Stress (MPa)  As-sintered HSPT HSPT GIFed  HSPT+GIF+HT(Globular) HSPT+GIF+HT(Bi-modal)  Mill-annealed  Pre-alloyed  Blended Elemental  Vacuum as-sintered  microstructure  HSPT as-sintered microstructure  HSPT – Forged quality titanium, without the forging process  IperionX holds exclusive rights over the HSPT technology.  28  The proprietary Hydrogen Sintering and Phase Transformation (“HSPT”) technology is a powder metallurgy pathway to produce forged quality titanium near-net shape parts and components  HSPT delivers mechanical properties that can compete with wrought processes, but avoids the high-cost and high-emissions associated with them  The process accepts angular powders produced via HAMR as feedstock  HSPT technology combined with HAMR provides a clear pathway to low-cost and  sustainable production of high-quality titanium parts for the most challenging applications  HSPT = Hydrogen sintering and Phase Transformation; GIF = Gaseous Isostatic Forging; HT = Heat Treatment